RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-163632

Pricing Supplement Dated December 23, 2010 to the Product Prospectus Supplement FIN-1 Dated October 14, 2010, Prospectus Dated January 11, 2010, and Prospectus Supplement Dated January 11, 2010	$ 3,000,000 Redeemable Zero Coupon Accrual Notes, Due December 30, 2031 Royal Bank of Canada

Royal Bank of Canada is offering the Redeemable Zero Coupon Accrual Notes (the “Notes”) described below. All payments on the Notes are subject to our credit risk.

The Notes will not pay any interest. We may call the Notes in whole but not in part on December 30, 2011, December 30, 2016, December 30, 2021, and December 30, 2026 (each such date, an “Optional Redemption Date”), as described in more detail below. The amount that we will pay at maturity or upon early redemption of the Notes will reflect a yield of 5.60% per year over the principal amount.

We describe in more detail the amounts that will be paid on the Notes in this pricing supplement and in product prospectus supplement FIN-1 dated October 14, 2010. Please read carefully the section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences” in product prospectus supplement FIN-1 dated October 14, 2010.

The CUSIP number for the Notes is 78008KWY5.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page P-5 of this pricing supplement, “Risk Factors” beginning on page S-1 of the prospectus supplement dated January 11, 2010, and “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of product prospectus supplement FIN-1 dated October 14, 2010.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

RBC Capital Markets, LLC offered the Notes at varying public offering prices related to prevailing market prices, and will purchase the Notes from us on the issue date at a purchase price equal to 99.30% of the principal amount.

To the extent that the total aggregate principal amount of the Notes being offered by this pricing supplement is not purchased by investors in the offering, one or more of our affiliates may purchase the unsold portion. However, our affiliates will not purchase more than 15% of the principal amount of the Notes.

We will deliver the Notes in book-entry only form through the facilities of The Depository Trust Company on or about December 30, 2010, against payment in immediately available funds.

RBC Capital Markets, LLC

Redeemable Zero Coupon Accrual Notes, Due December 30, 2031

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, product prospectus supplement FIN-1, the prospectus supplement, and the prospectus.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Global Medium-Term Notes, Series D

Underwriter:	RBC Capital Markets, LLC

Currency:	U.S. Dollars

Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess of $1,000

Pricing Date:	December 23, 2010

Issue Date:	December 30, 2010

Maturity Date:	December 30, 2031

CUSIP:	78008KWY5

Interest Payments:	None

Yield:	5.60% per year compounded annually, calculated from December 30, 2010 to the Maturity Date.

Payment at Maturity:	At maturity, we will pay $3,140.0913 per $1,000 principal amount of the Notes.

Redemption:	Redeemable at our option.

Call Date(s):
The Notes are callable, in whole, but not in part, on each Optional Redemption Date, upon at least 10 business days prior written notice. The redemption price per $1,000 principal amount of the Notes on any Optional Redemption Date will equal the redemption price set forth in the table below:

	Optional Redemption Date	Accrued Yield	Redemption Price

	December 30, 2011	5.60000%	$1,056.0000

	December 30, 2016	38.67032%	$1,386.7032

	December 30, 2021	82.09712%	$1,820.9712

	December 30, 2026	139.12373%	$2,391.2373

RBC Capital Markets, LLC

Redeemable Zero Coupon Accrual Notes, Due December 30, 2031

Business Day:
If the day on which the principal amount of the Notes becomes due and payable, whether at maturity or upon an earlier redemption, is not a New York or London business day, payment will be made on the next New York or London business day, without adjustment for period end dates and no interest will accrue in respect of the delay.

Default Amount on Acceleration:
If an event of default occurs and the maturity of the Notes is accelerated, we will pay to you on the acceleration date, per $1,000 in principal amount of the Notes, the amount that would have been paid on the most recent Optional Redemption Date if we had exercised our call right (or, if the acceleration date occurs prior to the first Optional Redemption Date, $1,000).

U.S. Tax Treatment:
We intend to treat the Notes as debt instruments subject to the original issue discount rules. Because interest will not be payable at least annually, a holder must generally include original issue discount in income before the holder receives cash attributable to that income. Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement FIN-1 dated October 14, 2010 under “Supplemental Discussion of U.S. Federal Income Tax Consequences” and specifically the discussion under “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Where the term of your notes exceeds one year—Accrual Notes,” and “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Where the term of your notes exceeds one year—Sale, Redemption or Maturity of Notes that Are Not Treated as Contingent Payment Debt Instruments,” which apply to your Notes.

Listing:	The Notes will not be listed on any securities exchange.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 11, 2010).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Listing” on pages P-2 and P-3 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement FIN-1 dated October 14, 2010, as modified by this pricing supplement.

RBC Capital Markets, LLC

Redeemable Zero Coupon Accrual Notes, Due December 30, 2031

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 11, 2010, as supplemented by the prospectus supplement dated January 11, 2010 and the product prospectus supplement FIN-1 dated October 14, 2010, relating to our Senior Global Medium-Term Notes, Series D, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement FIN-1. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the product prospectus supplement FIN-1 in several important ways.  You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in this pricing supplement, “Risk Factors” in the prospectus supplement dated January 11, 2010, and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement FIN-1 dated October 14, 2010, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000063/m18100424b3.htm

Prospectus Supplement dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000064/f17102424b3.htm

Product Prospectus Supplement FIN-1 dated October 14, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910002670/c105100424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

RBC Capital Markets, LLC

Redeemable Zero Coupon Accrual Notes, Due December 30, 2031

RISK FACTORS

The Notes involve risks not associated with an investment in ordinary fixed rate notes. This section describes the most significant risks relating to the terms of the Notes. For additional information as to the risks related to an investment in the Notes, please see the product prospectus supplement FIN-1 dated October 14, 2010 and the prospectus supplement dated January 11, 2010. You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their investment, legal, tax accounting, and other advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

You Will Not Receive Interest Payments on the Notes, Even Though You Will Be Required to Include Original Issue Discount in Income. You will not receive any payments on the Notes until maturity, unless we elect to redeem the Notes on an Optional Redemption Date. However, a holder must generally include original issue discount in income before the holder receives cash attributable to that income, as described above under “Summary—U.S. Tax Treatment” and “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the product prospectus supplement FIN-1 dated October 14, 2010.

The Notes Are Subject to Early Redemption at Our Option. We have the option to redeem the Notes on any Optional Redemption Date. It is more likely that we will redeem the Notes prior to their stated maturity date when the yield on the Notes is greater than the interest payable on our debt securities of comparable maturity. If the Notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower interest rate environment.

Investors Are Subject to Our Credit Risk, and Our Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes. Investors are dependent on Royal Bank’s ability to pay all amounts due on the Notes on any Optional Redemption Date and at maturity, and, therefore, investors are subject to the credit risk of Royal Bank and to changes in the market’s view of Royal Bank’s creditworthiness. Any decline in Royal Bank’s credit ratings or increase in the credit spreads charged by the market for taking Royal Bank’s credit risk is likely to have an adverse effect on the market value of the Notes.

RBC Capital Markets, LLC

Redeemable Zero Coupon Accrual Notes, Due December 30, 2031

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about December 30, 2010, which is the fourth (4th) business day following the Pricing Date (this settlement cycle being referred to as “T+4”). See “Plan of Distribution” in the prospectus supplement dated January 11, 2010.

After the initial offering of the Notes, the price to the public may change. To the extent that the total aggregate principal amount of the Notes being offered by this pricing supplement is not purchased by investors in the offering, one or more of our affiliates may purchase the unsold portion. However, our affiliates will not purchase more than 15% of the principal amount of the Notes. Sales of these Notes by our affiliates could reduce the market price and the liquidity of the Notes that you purchase.

We may use this pricing supplement in the initial sale of the Notes. In addition, RBC Capital Markets, LLC or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

RBC Capital Markets, LLC